

Mail Stop 3030

September 1, 2016

Via E-mail
Jeffrey S. Bornstein
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

> **Re:** **General Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for the Quarterly Period Ended June 30, 2016**
> **Filed August 1, 2016**
> **Form 8-K Filed July 22, 2016**
> **File No. 001-00035**

Dear Mr. Bornstein:

We have reviewed your July 19, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2016 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Provision for Income Taxes, page 39

1.	We note your disclosure on page 39 that the consolidated tax provision decreased due to a larger adjustment to reduce the tax rate to the projected full-year tax rate. Please revise future filings to explain the nature of the larger adjustment and to further discuss the reasons for the significant changes in your effective income tax rate each period.

Statement of Cash Flows, page 44

2016 – 2015 Commentary, page 44

2.   We note the use of $5 billion of cash for all other operating activities on page 70 and your
        discussion on page 44 that this use of cash is related to an increase in operating cash
        payments primarily driven by increased spending on inventory, purchase volume timing,
        payment of income taxes, and incentive compensation payments in the six months ended
        June 30, 2016. Please revise future filings to provide a more specific discussion and to
        quantify each of the components that resulted in the significant use of cash in operating
        activities.

2016 – 2015 Commentary – Discontinued Operations, page 46

3.   We note that in response to comment 13 you included a brief discussion of the reasons
        for the changes in cash flows related to discontinued operations on page 46. However,
        the discussion does not provide a full understanding of the underlying reasons for the
        significant changes in cash flows during the period. Please revise future filings to
        provide a more specific discussion of the reasons for the significant changes in cash flows
        related to discontinued operations.

Supplemental Information, page 50

4.   We note your response to comment 5 and the changes you have made to present the
        measure as "Operating Earnings (non-GAAP)" in certain sections of this filing. In future
        filings, please revise your presentations of your non-GAAP measures, including this
        measure, to consistently use titles for the measures that are clearly distinguishable from
        comparable GAAP titles. For example, revise the tables and discussions throughout the
        filing to use the same titles as those used in the reconciliation tables, such as "Operating
        earnings (non-GAAP)," and revise the glossary on page 5 accordingly. Please refer to
        Item 10(e)(1)(ii)(E) of Regulation S-K.

Industrial Segment Organic Revenues, page 51

5.   We note that your non-GAAP reconciliation combines all non-GAAP adjustments to
        Industrial segment revenues in one line item making it difficult to fully understand the
        nature and amounts of each of the adjustments. Please revise your reconciliations in
        future filings and earnings releases to present each non-GAAP adjustment separately in
        your reconciliations.

Industrial Operating Earnings and GE Capital Earnings (Loss) From Continuing Operations and EPS, page 52

6.   We note that in response to comment 9 you revised the table to separately present the tax effect related to your non-GAAP adjustment. Please further revise future filings to clearly explain how you calculated the tax adjustment and to provide the tax rate assumed.

Industrial Operating + Verticals Earnings and EPS, page 53

7.   We note that you present the measure "Non-operating pension and other Capital" per share on page 53. Please revise your presentation of this non-GAAP measure in future filings to identify the measure as non-GAAP and to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Form 8-K Filed July 22, 2016

8.   We note the revisions made in response to comment 14. However, you have not clearly labeled each non-GAAP measure presented in your discussions. For example, we note that the $0.51 earnings per share measure discussed at the bottom of page 1 is not labeled as non-GAAP. Similarly, when you discuss non-GAAP operating earnings (loss) in the paragraph following the first table on page 9, you do not label the measure as non-GAAP. In future filings, please clearly label all non-GAAP measures throughout your earnings release.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery